VIA EDGAR

January 18, 2012

Mr. Beau Howell

Securities and Exchange Commission

Investment Company Division

100 F. Street, N.E.

Washington, DC 20549

Re:	Wasatch Funds Trust (“Registrant”)

File Nos. 033-10451, 811-04920

Dear Mr. Howell:

This letter responds to the comments on (i) Post-Effective Amendment No. 60 to the Registrant’s registration statement on Form N-1A (“PEA 60”) on behalf of the Wasatch Frontier Emerging Small Countries Fund (“Frontier Emerging Small Countries Fund”) filed on EDGAR on November 17, 2011 and (ii) Post-Effective Amendment No. 61 to the Registrant’s registration statement on Form N-1A (“PEA 61”) on behalf of the Wasatch Core Growth Fund (“Core Growth Fund”), Wasatch Large Cap Value Fund (“Large Cap Value Fund”) and Wasatch Small Cap Value Fund (“Small Cap Value Fund”) filed on EDGAR on November 17, 2011 that were provided to me by telephone on Thursday, December 29, 2011 by the Securities and Exchange Commission (the “SEC”).

Prospectuses

1.     SEC Comment:     In the shareholder fee table in the section entitled “Summary-Fees and Expenses of the Fund” in the Prospectus for Core Growth Fund, Large Cap Value Fund and Small Cap Value Fund and the Prospectus for the Frontier Emerging Small Countries Fund, please consider removing the line items-Maximum Sales Charge (Load) Imposed on Purchases, Maximum Deferred Sales Charge (Load) and Maximum Sales Charge (Load) Imposed on Reinvested Dividends and Other Distributions since there are no loads for the Funds.

Response:     The Registrant will maintain the first line item Maximum Sales Charge (Load) Imposed on Purchases since the Registrant believes that this will confirm to shareholders that the Fund(s) does not have a sales charge (load). The Registrant will remove the line items Maximum Deferred Sales Charge (Load) and Maximum Sales Charge (Load) Imposed on Reinvested Dividends and Other Distributions.

2.     SEC Comment:     In the annual fund operating expenses table in the section entitled “Summary-Fees and Expenses of the Fund” in the Prospectus for Core Growth Fund, Large Cap Value Fund and Small Cap Value Fund and the Prospectus for the Frontier Emerging Small Countries Fund, please delete “Short-Term” from “Short-Term Redemption Fee.”

Response:    The Registrant will make the change as requested.

3.    SEC Comment:    In the annual fund operating expenses table in the section entitled “Summary-Fees and Expenses of the Fund” in the Prospectus for Core Growth Fund, Large Cap Value Fund and Small Cap Value Fund and the Prospectus for the Frontier Emerging Small Countries Fund, please change the title of the table from “Annual Operating Expenses” to “Annual Fund Operating Expenses.”

Response:     The Registrant will make the change as requested.

4.    SEC Comment:    In the annual fund operating expenses table in the section entitled “Summary-Fees and Expenses of the Fund” in the Prospectus for the Frontier Emerging Small Countries Fund, please explain why there is no line item for Acquired Fund Fees and Expenses.

Response:    The Fund may invest in other investment companies. However, such Acquired Fund Fees and Expenses is expected to be less than 0.01% and therefore would be included in Other Expenses as permitted by Item 3, Instruction 3(f)(i) of Form N-1A.

5.    SEC Comment:    In the annual fund operating expenses table in the section entitled “Summary-Fees and Expenses of the Fund” in the Prospectus for Core Growth Fund, Large Cap Value Fund and Small Cap Value Fund and the Prospectus for the Frontier Emerging Small Countries Fund, there is a line item for Expense Reimbursement. Please confirm that a copy of the Expense Reimbursement Agreement for each Fund is filed as an exhibit to the registration statement.

Response:    The Expense Reimbursement Agreement was filed as an exhibit h-4 to PEA 60.

6.    SEC Comment:    In the annual fund operating expenses table in the section entitled “Summary-Fees and Expenses of the Fund” in the Prospectus for Core Growth Fund, Large Cap Value Fund and Small Cap Value Fund, please include a line item in the fee table for Expense Reimbursements if such arrangement is contractual.

Response:    The Registrant will include such disclosure if necessary.

7.    SEC Comment:    In Footnote 1 to the annual fund operating expenses table in the section entitled “Summary-Fees and Expenses of the Fund” in the Prospectus for Core Growth Fund, Large Cap Value Fund and Small Cap Value Fund and the Prospectus for the Frontier Emerging Small Countries Fund, please revise the footnote to include who can terminate the expense reimbursement and under what circumstances as required by Item 3, Instruction 3(e) of Form N-1A.

Response:    The Registrant will make the change as requested.

8.    SEC Comment:    In the section entitled “Summary-Principal Strategies” in the Prospectus for the Frontier Emerging Small Countries Fund, the second sentence states that “Under normal market conditions, we will invest at least 80% of the Fund’s assets in the equity securities (including common stock, preferred stock and securities convertible into common stock) of companies that are tied economically to frontier markets and small emerging market countries.” Please explain “tied economically to frontier markets and small emerging market countries.”

Response:     Consistent with General Discussion A.2. of, and Footnote 26 to the Rule 35d-1 adopting release, and comments we have received from the Commission on our similar, currently registered global and international funds, we have included in the principal strategy disclosure the specific criteria we use in determining qualifying investments. In the first paragraph of Page 2, we disclose the following regarding economic ties: “We will generally consider qualifying investments to be in companies that are listed on an exchange in a frontier market or small emerging country, that are legally domiciled in a frontier market or small emerging market country, that have at least 50% of their assets in a frontier market or small emerging market country, or that derive at least 50% of their revenues or profits from goods produced or sold, investments made, or services provided in a frontier market or small emerging market country.” The Registrant uses the “economic ties” test consistently across its region and country specific funds (Emerging Markets Small Cap Fund and Emerging India Fund).

9.     SEC Comment:     In the section entitled “Summary-Principal Strategies” in the Prospectus for the Frontier Emerging Small Countries Fund, the first sentence states that “The Fund invests primarily in the equity securities of companies of all capitalizations that are tied economically to frontier markets and small emerging market countries.” Please explain the appropriateness of the term “small” in the name of the Fund when the Fund can invest in companies of all capitalizations.

Response:     Consistent with Rule 35d-1(a)(3)(i), the Fund has adopted a policy to invest, under normal circumstances, at least 80% of the value of its assets in investments that are economically tied to the particular country or geographic region suggested by its name, in this case frontier and small emerging countries. “Small” in this case modifies “emerging” and is reflective of the Fund’s strategy. In the first paragraph on Page 2, we define a “small emerging country” to be any country that constitutes not more than 7% of the MSCI Emerging Markets Index or the S&P Emerging Markets BMI Index. As a comparison, the primary countries that individually constitute greater than 7% of these indices are the larger BRIC countries (Brazil, Russia, India, and China) and South Africa. The Fund does not intend to invest primarily in securities issued by companies economically tied to BRIC countries or South Africa. Excluding “small” from the name would imply that the Fund had adopted a strategy to invest in the securities of issuers economically tied to all frontier and emerging countries, which it has not, and would therefore not be reflective of the Fund’s express strategy to invest in frontier and the subset of emerging countries.

10.     SEC Comment:     In the section entitled “Summary-Principal Strategies” in the Prospectus for the Frontier Emerging Small Countries Fund, the first sentence of the third paragraph states that ““Frontier markets” include any country that is outside the MSCI All Country World Index, and also any country that is currently included in the Russell Frontier Index, the S&P Frontier Markets BMI Index, the MSCI Frontier Markets Index, or similar market indices, or that, in our opinion, have similar characteristics regardless of their inclusion on an index.” Please explain how countries that fall outside of the MSCI All Country World Index Fund are considered “frontier.”

Response:     Indices are created and maintained by third parties, and as such do not include every country or every security that is suitable for the Fund. Additionally, the list of countries included on a particular index is dynamic. For these reasons, the Fund is reserving the right to include securities issued by companies in countries that are not currently included on an index, provided they have similar characteristics to frontier and small emerging countries that are currently included on an index, e.g., relatively low GDP, relatively low per capita income, maturing stock markets, similar opportunities for future growth, a rising middle class, diversification benefits, and/or World Bank Market Capitalization. Although at the present time there are differences ranging from technical, low GDP, low GDP per capita, capital controls, political risk, or to regulatory risk that prohibit inclusion of these countries in an index, we anticipate these countries may improve for inclusion in an index in the future. The following are examples of countries we consider to have many of the attributes as those countries currently included on an index: Saudi Arabia, Costa Rica, Mongolia, Myanmar, Malawi, Swaziland, Uganda, Zimbabwe, Fiji, Georgia, Nepal, Uzbekistan, Armenia, Bolivia, Cayman Islands, El Salvador, Guyana, Paraguay, Uruguay, Venezuela, and Iran. Saudi Arabia, for instance, has a higher World Bank Market Capitalization than any one country currently included in any of the commonly referenced frontier market indices.

11.     SEC Comment:     In the section entitled “Summary-Principal Strategies” in the Prospectus for the Frontier Emerging Small Countries Fund, the fourth sentence of the third paragraph states that “We will generally consider qualifying investments to be in companies that are listed on an exchange in a frontier market or small emerging market country, that are legally domiciled in a frontier market or small emerging market country, that have at least 50% of their assets in a frontier market or small emerging market country, or that derive at least 50% of their revenues or profits from goods produced or sold, investments made, or services provided in a frontier market or small emerging market country.” Please disclose that the Fund will be exposed to risks of particular market and/or country.

Response:     The Registrant regards this as an important component of the execution of its principal strategy, and therefore will make the change as requested.

12.     SEC Comment:     In the section entitled “Summary-Principal Strategies” in the Prospectus for the Frontier Emerging Small Countries Fund, please consider removing the following paragraphs: “We travel extensively outside the U.S. to visit companies and expect to meet with senior management. We use a process of quantitative screening followed by “bottom up” fundamental analysis with the objective of owning the highest quality growth companies tied economically to frontier markets and small emerging market countries;” and “We do not use allocation models to restrict the Fund’s investments to certain regions, countries or industries.”

Response:     The Registrant respectfully declines to incorporate the staff’s comment.

13.     SEC Comment:     In the section entitled “Summary” in the Prospectus for Core Growth Fund, Large Cap Value Fund and Small Cap Value Fund and the Prospectus for the Frontier Emerging Small Countries Fund, please remove all cross references to other sections of the Prospectus unless required by General Instruction C (3)(c)(iii) of Form N-1A.

Response:     The Registrant will make the change as requested.

14.     SEC Comment:     In the section entitled “Summary-Principal Strategies” for the Large Cap Value Fund in the Prospectus for Core Growth Fund, Large Cap Value Fund and Small Cap Value Fund, the first paragraph states that “Under normal market conditions, we will invest at least 80% of the Fund’s net assets primarily in equity securities, including common stock and securities convertible into common stocks, of companies with market capitalizations of over $5 billion at the time of purchase.” Please revise to include disclosure that “assets” means net assets plus the amount of any borrowings for investment purposes.

Response:     Please note that currently in the section “Fund Investments-Fund Names and Investment Policies” in the Statement of Additional, the disclosure includes the following: “The Large Cap Value Fund and Small Cap Value Fund have names that suggest a focus on a particular type of investment. In accordance with Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), each of these Funds has adopted a policy that it will, under normal circumstances, invest at least 80% of its assets in investments of the type suggested by its name. For this policy, “assets” means net assets plus the amount of any borrowings for investment purposes.” Therefore, the Registrant believes that the current disclosure in the Statement of Additional Information addresses the requested change.

15.     SEC Comment:     In the section entitled “Summary-Principal Risks” for the Large Cap Value Fund in the Prospectus for the Core Growth Fund, Large Cap Value Fund and Small Cap Value Fund, please consider adding a risk for mid cap companies.

Response:     Investing in mid cap companies is not a principal strategy of the Fund and, therefore, the Registrant believes that the addition of a mid cap companies risk is not required.

16.     SEC Comment:     In the section entitled “Summary-Principal Risks” in the Prospectus for Core Growth Fund, Large Cap Value Fund and Small Cap Value Fund and the Prospectus for the Frontier Emerging Small Countries Fund, the second paragraph states “An investment in the Fund is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency.” Please confirm the Fund is advised by or sold through an insured depository institution. If a Fund is not advised or sold in this manner, please remove the second paragraph.

Response:     The Funds are not advised or sold through an insured depository institution. Therefore, the language will be deleted.

17.     SEC Comment:     In the section entitled “Summary-Tax Information” in the Prospectus for Core Growth Fund, Large Cap Value Fund and Small Cap Value Fund and the Prospectus for the Frontier Emerging Small Countries Fund, please provide more specificity with respect to distributions.

Response:     The Registrant will amend the language to read as follows:

“The Fund intends to make distributions. You will generally have to pay federal income taxes, and any applicable state or local taxes, on the distributions you receive from the Fund as ordinary income or capital gains unless you are investing through a tax exempt account such as a qualified retirement plan. Distributions on investments made through tax-deferred vehicles, such as 401(k) plans or IRAs, may be taxed later upon withdrawal of assets from those plans or accounts.”

18.     SEC Comment:     In the section entitled “Additional Information About the Fund-Investment Process” in the Prospectus for Core Growth Fund, Large Cap Value Fund and Small Cap Value Fund and the Prospectus for the Frontier Emerging Small Countries Fund, please include a Fund’s investment objective and a description of the Fund’s principal investment strategies as required by Item 9(a) and Item 9(b) of Form N-1A.

Response:     Each Fund has provided a complete description of its investment objective and its principal investment strategies in its summary section. General Instruction C(3)(a) of Form N-1A “Organization of Information” states that Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus. In addition, Page 18 of the adopting release for the amendments to Form N-1A states that “[i]nformation included in the summary section need not repeated elsewhere in the prospectus.” To clarify, the Registrant has added the following disclosure as the first sentence of the introductory paragraph under the section “Additional Information About the Fund-Investment Process” to the prospectus(es) for each Fund:

“Please see the section entitled “Principal Strategies” in the Fund Summary, for a complete discussion of the Fund’s investment strategies.”

19.     SEC Comment:     In the section entitled “Additional Information About the Fund-Principal Investment Strategies and Principal Risks” in the Prospectus for Core Growth Fund, Large Cap Value Fund and Small Cap Value Fund and the Prospectus for the Frontier Emerging Small Countries Fund, please ensure that the information provided in this section is consistent with the Summary for each Fund. For example, exchange traded funds are included in this section but are not included in the sections “Summary-Principal Investment Strategies” or “Summary-Principal Risks.”

Response:    The Registrant will make the sections consistent.

20.     SEC Comment:     In the section entitled “Additional Information About the Fund-Principal Investment Strategies and Principal Risks” in the Prospectus for Core Growth Fund, Large Cap Value Fund and Small Cap Value Fund and the Prospectus for the Frontier Emerging Small Countries Fund, the disclosure states that a Fund may invest in ETFs in excess of the limits imposed under the Investment Company Act of 1940, as amended (the “1940 Act”), pursuant to exemptive orders obtained by certain ETFs and their sponsors from the Securities and Exchange Commission. ETFs are investment companies that are bought and sold on a securities exchange. Please provide an explanation to the staff as to how the Fund(s) may invest in ETFs in excess of the limits under the 1940 Act.

Response:     Various ETFs have received exemptive relief from Section 12(d)(1) of the 1940 Act permitting other investment companies (such as the Wasatch Funds), to invest in the respective ETF beyond the limitations imposed by Section 12(d)(1) of the 1940 Act (the “ETF Orders”). Wasatch Funds rely on the ETF Orders and therefore invest in the respective ETFs beyond the limits of Section 12(d)(1), subject to the terms and conditions of the ETF Orders. In general terms, the ETF Orders permit investing funds and their affiliates to purchase up to 25% of the voting securities of the ETF, subject to various terms and conditions designed to address the concerns underlying Section 12(d)(1). Additionally, the ETF Orders permit purchasing funds to exclude certain covered ETFs from the 10% investment company holdings limits imposed by Section 12(d)(1)(A)(iii). Among other things, the ETF orders also generally require the investing funds to provide certain disclosure regarding these investments if certain thresholds are met.

All Wasatch Funds are able to invest in the ETFs beyond the limitations of Section 12(d)(1), up to the 25% limitation imposed by the ETF Order, subject to other compliance limitations. The ETF Orders permit other investment companies to invest in the respective ETF’s shares beyond the limits of Section 12(d)(1). The ETF Orders contain numerous conditions designed to address the concerns underlying Section 12(d)(1), including prescribed disclosure in the purchasing fund’s prospectus.

21.     SEC Comment:     In the section entitled “Additional Information About the Fund-Principal Investment Strategies and Principal Risks” in the Prospectus for Core Growth Fund, Large Cap Value Fund and Small Cap Value Fund and the Prospectus for the Frontier Emerging Small Countries Fund, please consider combining risk in foreign securities risk since some of the disclosure is repetitive.

Response:     The additional disclosure is intended to highlight the increase in risk in the markets. Some of the underlying causes of the risks may be duplicative but are more pronounced in frontier and emerging markets.

22.     SEC Comment:     In the section entitled “Additional Information About the Fund-Fundamental Policies” in the Prospectus for Core Growth Fund, Large Cap Value Fund and Small Cap Value Fund and the Prospectus for the Frontier Emerging Small Countries Fund, the disclosure states that the Fund’s investment objective can be changed without shareholder approval. This investment objective is not fundamental. Please move this sentence to a more appropriate section. Please indicate the type of notice to provide to shareholders regarding changes.

Response:     The Registrant will make the change as requested. The Registrant will notify shareholders of a change to an investment objective by a supplement to the prospectus.

23.     SEC Comment:     In the section entitled “Additional Information About the Fund-Portfolio Securities Disclosure” in the Prospectus for Core Growth Fund, Large Cap Value Fund and Small Cap Value Fund and the Prospectus for the Frontier Emerging Small Countries Fund, please change the heading to “Disclosure of Portfolio Holdings” so it will be consistent with the statement of additional information.

Response:     The Registrant will make the change as requested.

24.     SEC Comment:     In the section entitled “Account Policies-Selling (Redeeming) Shares” in the Prospectus for Core Growth Fund, Large Cap Value Fund and Small Cap Value Fund and the Prospectus for the Frontier Emerging Small Countries Fund, the disclosure notes that redemption proceeds can also be sent by wire ($15.00 fee) or electronic funds transfer to your preauthorized bank account. Please disclose the wire fee in the Shareholder Fee Table in the Summary section of the Prospectus.

Response: Item 11(c) of Form N-1A states that the Fund describe the procedures for redeeming the Fund’s shares. The Registrant believes that the wire fee is appropriately disclosed in the current section in the Prospectus and therefore does not have to be included in the Shareholder Fee Table. Accordingly, the Registrant respectfully declines to incorporate the staff’s comment.

25.     SEC Comment:     In the section entitled “Account Policies-How Fund Shares are Priced” in the Prospectus for Core Growth Fund, Large Cap Value Fund and Small Cap Value Fund and the Prospectus for the Frontier Emerging Small Countries Fund, please confirm that a customer receives the net asset value next determined after the purchase order is received by the transfer agent.

Response:     The Registrant confirms that a customer receives the net asset value next determined after the purchase order is received by the transfer agent.

26.     SEC Comment:     In the section entitled “Other Information” in the Prospectus for Core Growth Fund, Large Cap Value Fund and Small Cap Value Fund and the Prospectus for the Frontier Emerging Small Countries Fund, please change the zip code for the Securities and Exchange Commission from 20549-0102 to 20549-1520.

Response:     The Registrant will make the change as requested.

Statements of Additional Information

27.     SEC Comment:     In the section entitled “Fund Investments-Fund Names and Investment Policies” in the Statement of Additional Information for the Core Growth Fund, Large Cap Value Fund and Small Cap Value Fund and the Statement of Additional Information for the Frontier Emerging Small Countries Fund, please confirm if a Fund holds derivatives whether that instrument is included in the 80% basket. If the Fund does include derivatives in the 80% basket, please provide the valuation methodology for such instrument.

Response:     It is not a principal strategy of any Fund to invest in derivatives and typically if the Fund(s) do invest in derivatives they are usually ordinary options and not complex, difficult to value derivatives such as credit default swaps. If a Fund does hold such instrument, the market cap of the underlying security is generally used in determining whether such instrument is included in the 80% investment requirement.

28.     SEC Comment:     In the section entitled “Fund Restrictions and Policies” of the Statement of Additional Information for the Core Growth Fund, Large Cap Value Fund and Small Cap Value Fund and the Statement of Additional Information for the Frontier Emerging Small Countries Fund, Investment Limitation No. 5 states the Fund may not “Invest more than 25% of total assets (taken at market value at the time of each investment) in the securities of issuers in any particular industry.” Please add “group of industries” to the end of the paragraph.

Response:     Investment Limitation No. 5 for each Fund is a fundamental policy and therefore may not be changed without the approval of the holders of a majority of the outstanding voting shares of a Fund. The Registrant respectfully declines to incorporate the staff’s comment.

That being said, no Fund in the Trust intends to concentrate in a group of industries, with the exception of the Wasatch Strategic Income Fund, which does disclose that it will have a concentration in the financials sector.

29.     SEC Comment:     In the section “Fund Restrictions and Policies-Disclosure of Portfolio Holdings” in the Statement of Additional Information for the Core Growth Fund, Large Cap Value Fund and Small Cap Value Fund and the Statement of Additional Information for the Frontier Emerging Small Countries Fund, please name all the parties who receive holdings and provide the frequency for which these parties receive this information.

Response:    The Registrant will make the change as requested.

30.     SEC Comment:     In the section “Management of the Trust-Management Information” in the Statement of Additional Information for the Core Growth Fund, Large Cap Value Fund and Small Cap Value Fund and the Statement of Additional Information for the Frontier Emerging Small Countries Fund, please change the heading “Other Directorships held by the Trustees” in the table to “Other Directorships held by the Trustees in the Past Five Years”. Under “Other Directorships held by Trustees”, Mr. Jensen has listed the private companies and foundations for which he is a director and/or trustee.

Response:    The information will be revised to include other directorships as required by Item 17 of Form N-1A.

31.     SEC Comment:     In the section “Management of the Trust-Leadership Structure and the Board of Trustees-Information about Each Trustee’s Qualification, Experience, Attributes or Skills” in the Statement of Additional Information for the Core Growth Fund, Large Cap Value Fund and Small Cap Value Fund and the Statement of Additional Information for the Frontier Emerging Small Countries Fund, Mr. Stewart’s information is similar to a resume. Please revise his information to further describe Mr. Stewart’s qualifications and experience.

Response:    The Registrant will make the change as requested.

32.     SEC Comment:     In the section “Management of the Trust-Compensation” in the Statement of Additional Information for the Core Growth Fund, Large Cap Value Fund and Small Cap Value Fund and the Statement of Additional Information for the Frontier Emerging Small Countries Fund, please revise the compensation table to include the number of series in the Fund complex.

Response:    The Registrant will make the change as requested.

******

Please call me at (617) 662-3969 if you have any further questions.

You requested that the Registrant make certain representations concerning the Registration Statement on Form N-1A and the response being made to the comments received. These representations are included as an exhibit to this letter.

Very truly yours,

/s/ Francine S. Hayes

Francine S. Hayes
Vice President and Managing Counsel

cc: R. Biles